

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2014

<u>Via E-mail</u>
Donna Sperounis
Executive Vice President, Chief Accounting Officer and Treasurer
Plymouth Opportunity REIT, Inc.
Two Liberty Square, 10th Floor
Boston, MA 02109

      Re: Plymouth Opportunity REIT, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2012
                Filed April 15, 2013
                File No. 333-173048

Dear Ms. Sperounis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel L. Gordon

                        Daniel L. Gordon
                        Branch Chief